Continental

"Exemption No. 82-1357"
Continental Aktiengesellschaft

Press Release

ContiTech Power Transmission Systems

Cornerstone Laid for New Factory in

Hanover, May 21, 2002. ContiTech Power Transmission Systems, which is a unit of Conti Tech Holding, a division of Continental AG, is building a new plant in the west Romanian town of Timişoara, where the newly founded ContiTech Romania S.R.L. will be producing automotive drive belts as of October 2002. ContiTech is making an initial investment of €6 million in the new 3,500-square-meter plant and creating 50 jobs. In the final phase of expansion, in 2005, around 150 employees will be working at the factory, which will then be turning out about four million drive belts annually for all of Europe's major automakers.

ContiTech Power Transmission Systems employs around 1,300 workers at five production sites in Germany, Great Britain, Brazil, Mexico and China. In 2001 it realized sales of €184 million. The company develops and manufactures products ranging from drive belts through to complete belt drive systems for automotive original equipment and replacement as well as industrial applications.

Continental AG has been active in Romania now for two years. In Timişoara it operates the corporation's most modern passenger tire plant. In the final phase the plant will have a workforce of around 1,000 and an annual capacity of 8 million units. To that end, the Corporation has invested close to €100 million in the last few years.

Worldwide ContiTech Holding GmbH has around 15,000 employees on its payroll. The past year it achieved sales of around €1.8 billion. The Holding belongs to Continental AG, one of the top ten international automotive suppliers with 65,000 employees and annual sales of around €11.2 billion.

Andreas Meurer
Head of Press
Ph.: +49-(0)511-938-1278, Fax: +49-(0)511-938-1055
prkonzern@conti.de

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Continental Aktiengesellschaft Corporate Communications
Vahrenwalder Straße 9
D-30165 Hannover
P.O. Box 1 69
D-30001 Hannover
Phone +49 (0)511-938-1278
+49 (0)511-938-1146
+49 (0)511-938-1485
Fax: +49 (0)511-938-1055
www.conti-online.com
prkonzern@conti.de